UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                        The Ashton Technology Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   045084-10-0
            -------------------------------------------------------
                                 (CUSIP Number)

                             Mr. David N. Rosensaft
                            c/o Practical Group, Inc.
                        215 East 68th Street, Suite 12-O
                     New York, New York 10021 (212) 570-9191

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 15, 1997
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. 045084-10-0                                       Page  2  of 4  Pages
         ---------------                                         ---   ---

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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  David N. Rosensaft

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2 CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                       (a)|_|
                                                                        (b)|_|

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3 SEC USE ONLY

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4 SOURCE OF FUNDS*

      PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 |_|
  PURSUANT TO ITEMS 2(d) or 2(e)

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                        7 SOLE VOTING POWER
      NUMBER OF
       SHARES               495,762
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY          8 SHARED VOTING POWER
        EACH
      REPORTING             None
       PERSON         ----------------------------------------------------------
        WITH            9 SOLE DISPOSITIVE POWER

                            495,762
                      ----------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER

                            None
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      495,762
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.56 %
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14 TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

      This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of The Ashton Technology Group, Inc., a Delaware corporation (the "Company") with principal executive offices located at 1900 Market Street, Suite 701, Philadelphia, Pennsylvania 19103. This statement constitutes Amendment No. 5 to the Schedule 13D of David N. Rosensaft, originally filed with the Securities and Exchange Commission (the "Commission") on May 2, 1996 (the "Initial Filing"), which was amended by Amendment No. 1 thereto filed with the Commission on July 10, 1996, amended and restated by Amendment No. 2 thereto filed with the Commission on March 24, 1997 (the "Amended and Restated 13D"), amended by Amendment No. 3 thereto filed with the Commission on May 6, 1997, and amended by Amendment No. 4 thereto filed with the Commission on July 29, 1997 (the "Fourth Amendment"). Except as disclosed herein, there has been no change in the information previously reported in the Fourth Amendment. Capitalized terms not defined herein shall have the meanings ascribed to them in the Amended and Restated 13D.

Item 5. Interest in Securities of the Issuer

            Item 5 is amended by the following:

            (a) adding the following after the last paragraph:

            "Since the filing of the Fourth Amendment, David N. Rosensaft sold in the open market, pursuant to Rule 144, 108,238 shares of Common Stock as set forth below:

                       Number of
     Date              Shares            Sale Price
     ----              ------            ----------
     7/29/97           43,950               $1.6875
     8/7/97             2,000                1.375
     8/11/97           10,000                1.25
     8/14/97           11,000                1.125
     8/15/97           31,288                0.8125
     8/15/97            5,000                0.875
     8/15/97            5,000                0.9375

      "As of the date hereof, the Reporting Person David N. Rosensaft is the beneficial owner of 495,762 shares of Common Stock, or 6.56% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. David N. Rosensaft has sole voting power and dispositive power with respect to these shares."


                                                               Page 3 of 4 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 3, 1997           s  /s/ David N. Rosensaft
-----------------------       -----------------------
Date                          Signature


                              David N. Rosensaft
                              -----------------------
                              Name


                                                               Page 4 of 4 Pages